

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2019

Alon Dayan
Director and Chief Executive Officer
Virtual Crypto Technologies, Inc.
11 Ha'amal Street
Tel Aviv, Israel

> **Re: Virtual Crypto Technologies, Inc.**
> **Preliminary Information Statement on**
> **Schedule 14C**
> **Filed February 26, 2019**
> **File No. 000-15746**

Dear Mr. Dayan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed February 26, 2019

General

1. We note your disclosure that the Reverse Stock Split is a condition to closing of the Share Exchange Agreement, which you have entered into to acquire 99.83% of Algomizer Ltd.'s holdings in Viewbix, Ltd. Because shareholders will not have a separate opportunity to vote upon your acquisition of the interest in Viewbix, Ltd., please revise your preliminary information statement to provide the disclosures required by Item 1 of Schedule 14C, which refers to Items 11, 13, and 14 of Schedule 14A, pursuant to Note A of Schedule 14A. Alternatively, provide us with a detailed legal analysis of why this information is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom, Assistant Director, at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Shachar Hadar